Exhibit 99.6
June 27, 2008
Gerdau Ameristeel US Inc.
     and the other Borrowers referred to below
4221 West Boy Scout Boulevard
Suite 600 Tampa, Florida 33607
Attention: Chief Executive Officer

Re:	Commitment Increase; Amendment to Annex 1 to Amended and Restated Credit Agreement
Ladies and Gentlemen:
     We refer to that certain Amended and Restated Credit Agreement dated as of October 28, 2005 (as amended, restated, supplemented or otherwise modified at any time, the “Credit Agreement”), among Gerdau Ameristeel Corporation, a corporation under the Canada Business Corporations Act (and the surviving legal entity of the amalgamation of Gerdau Ameristeel Corporation and Gerdau Ameristeel MRM Special Sections Inc.)(the “Canadian Borrower”), GUSAP Partners, a Delaware general partnership (“GUSAP”), PASUG LLC, a Delaware limited liability company (“PASUG”), Gerdau Ameristeel Sayreville Inc., a Delaware corporation (“Sayreville”), Gerdau Ameristeel Perth Amboy Inc., a New Jersey corporation (“Perth Amboy”), Gerdau Ameristeel US Inc., a Florida corporation (“Ameristeel US”), MFT Acquisition, Corp., a Delaware corporation (“MFT”), Sheffield Steel Corporation, a Delaware corporation (“Sheffield”), Chaparral Steel Company, a Delaware corporation (“Chaparral”), Chaparral Steel Texas, LLC, a Delaware limited liability company (“Chaparral Texas”), Chaparral (Virginia) Inc., a Delaware corporation (“Chaparral Virginia”), American Materials Transport, Inc., a Delaware corporation (“AMT”), Chaparral Steel Midlothian, LP, a Delaware limited partnership (“Chaparral Midlothian”), and Enco Materials, Inc., a Tennessee corporation (“Enco” and, together with GUSAP, PASUG, Sayreville, Perth Amboy, Ameristeel US, MFT, Sheffield, Chaparral, Chaparral Texas, Chaparral Virginia, AMT, Chaparral Midlothian, the “US Borrowers”; the US Borrowers and the Canadian Borrower are referred to herein collectively as the “Borrowers” and each individually as a “Borrower”), Bank of America, N.A., as the Administrative Agent, Bank of America, N.A. (acting through its Canada branch), as the Canadian Administrative Agent, each of the Lenders party to the Credit Agreement, and the various other parties identified in the Credit Agreement. Each capitalized term used herein and not otherwise defined herein shall have the meaning ascribed to such term in the Credit Agreement.
     In accordance with Section 2.1(h) of the Credit Agreement, Borrowers have requested, and certain of the Lenders and Risk Participants have approved, a Commitment Increase in the aggregate amount of $300,000,000. In connection with such Commitment Increase, Borrowers and Administrative Agent desire to (a) amend Annex 1 to the Credit Agreement to reflect such Commitment Increase pursuant to Section 2.1(h)(ii) of the Credit Agreement; (b) confirm in writing to Lenders and Risk Participants the final allocation of such Commitment Increase and the Commitment Effective Date pursuant to Section 2.1(h)(iii) of the Credit Agreement; and (c) provide to Agents and Lenders certain certifications by Borrowers required to satisfy the condition precedent to such Commitment Increase set forth in Section 2.1(h)(iv) of the Credit Agreement.
     NOW, THEREFORE, for the sum of TEN DOLLARS ($10.00) in hand paid and for other good and valuable consideration, the receipt and sufficiency of which are hereby severally acknowledged, the parties hereto, intending to be legally bound hereby, agree that the Credit Agreement shall be amended,

Gerdau Ameristeel US Inc. and the other Borrowers
June 27, 2008
effective as of June 27, 2008 (the “Commitment Increase Effective Date”), by deleting Annex 1 to the Credit Agreement in its entirety and by substituting in lieu thereof Annex 1 attached hereto and by reference incorporated herein.
     By its signature below, each Borrower (i) represents and warrants to Agents and Lenders that this letter amendment has been duly authorized, executed and delivered on behalf of such Borrower and constitutes a legal, valid and binding obligation of such Borrower enforceable against such Borrower in accordance with its terms (except that enforcement may be subject to any applicable bankruptcy, insolvency reorganization moratorium or similar laws generally affecting the enforcement of creditors’ rights and subject to the availability of equitable remedies); (ii) certifies to Agents and Lenders pursuant to Section 2.1(h)(iv) of the Credit Agreement that, before and after giving effect to the Commitment Increase, (x) each of the representations and warranties contained in Article 5 of the Credit Agreement is true and correct in all material respects on and as of the Commitment Increase Effective Date (except to the extent that any such representation or warranty is stated to relate solely to an earlier date), and (y) no Default has occurred and is continuing; (iii) consents to Administrative Agent’s delivery of a copy of this letter amendment to the Credit Agreement to Lenders and Risk Participants as written confirmation of the final allocation of the Commitment Increase and the Commitment Effective Date pursuant to Section 2.1(h)(iii) of the Credit Agreement; (iv) covenants to, at any time and from time to time, upon the written request of Administrative Agent, execute and deliver such further documents and do such further acts and things as Administrative Agent may reasonably request in order to effect the purposes of this letter amendment; and (v) agrees that, except as otherwise expressly provided in this letter amendment, nothing herein shall be deemed to waive, release, amend or modify any provision of the Credit Agreement or any of the other Financing Document, each of which shall remain in full force and effect, and that nothing contained herein is intended to be, nor shall be construed to create, a novation or an accord and satisfaction.
     If this letter amendment is acceptable to Borrowers, please evidence Borrowers’ agreement with the terms hereof by executing and returning a copy of this letter amendment to Administrative Agent. This letter amendment shall be effective upon the receipt by Administrative Agent of one or more duly executed and delivered counterparts of this letter amendment from each Borrower. This letter amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original but all of which shall together constitute one and the same instrument. Delivery of a manually executed counterpart of this letter amendment by telefacsimile or electronic mail transmission shall be equally effective as delivery of an original executed counterpart of this letter amendment.

Very truly yours,

BANK OF AMERICAN, N.A.,
as Administrative Agent on behalf of each Lender
providing, and each Risk Participant acquiring an
Applicable Risk Participation in, all or any part of the
Commitment Increase

By:	/s/ Robert Walker
	Name:	Robert Walker
	Title:	Senior Vice President

Gerdau Ameristeel US Inc. and the other Borrowers
June 27, 2008

Acknowledged and Agreed: “BORROWERS”: GERDAU AMERISTEEL CORPORATION
By:	Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Corporate Secretary

GUSAP PARTNERS, by its partners: GERDAU AMERISTEEL CORPORATION
By:	Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Corporate Secretary

and 3228568 NOVA SCOTIA COMPANY
By:	Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	VP, General Counsel and Secretary

PASUG LLC
By:	Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	VP, General Counsel and Secretary

GERDAU AMERISTEEL SAYREVILLE INC.
By:	Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	VP, General Counsel and Secretary

GERDAU AMERISTEEL PERTH AMBOY INC.
By:	Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	VP, General Counsel and Secretary

GERDAU AMERISTEEL US INC.
By:	Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	VP, General Counsel and Secretary

Gerdau Ameristeel US Inc. and the other Borrowers
June 27, 2008

MFT ACQUISITION, CORP.
By:	Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	VP, General Counsel and Secretary

SHEFFIELD STEEL CORPORATION
By:	Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	VP, General Counsel and Secretary

CHAPARRAL STEEL COMPANY
By:	Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President

Gerdau Ameristeel US Inc. and the other Borrowers
June 27, 2008

CHAPARRAL STEEL TEXAS, LLC
By:	Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President

CHAPARRAL (VIRGINIA) INC.
By:	Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President

AMERICAN MATERIALS TRANSPORT, INC.
By:	Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President

CHAPARRAL STEEL MIDLOTHIAN, LP
By:	Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	VP, General Counsel and Secretary

ENCO MATERIALS, INC.
By:	Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	VP, General Counsel and Secretary

ANNEX I

		Canadian
	US Revolving	Revolving Credit	Total Revolving Credit
Lender	Credit Commitment	Commitment	Commitments
Bank of America, N.A. (acting through its Canada branch)	$112,216,000	$17,784,000	$130,000,000
GE Canada Finance Holding Company	$125,811,400	$19,938,600	$145,750,000
JPMorgan Chase Bank, N.A., Toronto Branch	$77,688,000	$12,312,000	$90,000,000
CIT Financial Ltd.	$60,424,000	$9,576,000	$70,000,000
Wachovia Capital Finance Corporation (Canada)	$48,555,000	$7,695,000	$56,250,000
Citibank, N.A., Canadian Branch	$25,896,000	$4,104,000	$30,000,000
Bank of Montreal	$25,896,000	$4,104,000	$30,000,000
HSBC Bank USA, N.A., Toronto Branch	$51,792,000	$8,208,000	$60,000,000
National City Bank (acting through its Canada branch)	$25,896,000	$4,104,000	$30,000,000
Merrill Lynch Capital Canada Inc.[1]	N/A	$3,420,000	$3,420,000
Comerica Bank, Canadian Branch	$21,580,000	$3,420,000	$25,000,000
The Bank of Nova Scotia	$34,528,000	$5,472,000	$40,000,000
UBS Loan Finance LLC[2]	$25,896,000	N/A	$25,896,000
UBS AG Canada Branch[3]	N/A	$4,104,000	$4,104,000
Bank of America, N.A. (acting through its Canada branch), as US Funding Bank	$183,861,600	N/A	$183,861,600
Bank of America, N.A. (acting through its Canada branch), as Canadian Funding Bank	N/A	$25,718,400	$25,718,400
Total	$820,040,000	$129,960,000	$950,000,000

[1]	Related Affiliate of ML Capital Corp.

[2]	Related Affiliate of UBS AG Canada Branch

[3]	Related Affiliate of UBS Loan Finance LLC
Letter Amendment Regarding Commitment Increase (BofA-Gerdau)

US Risk Participant	US Risk Participant Commitment
Banco Santander Central Hispano S.A., New York Branch	$51,792,000
Wells Fargo Bank, National Association	$43,160,000
SunTrust Bank	$25,896,000
Calyon New York Branch	$15,537,600
UPS Capital Corporation	$12,948,000
ML Capital Corp.[4]	$21,580,000
TD Banknorth, N.A.	$12,948,000

Canadian Risk Participant	Canadian Risk Participant Commitment
Banco Santander Central Hispano S.A., New York Branch	$8,208,000
Wells Fargo Bank, National Association	$6,840,000
SunTrust Bank	$4,104,000
Calyon New York Branch	$2,462,400
UPS Capital Corporation	$2,052,000
TD Banknorth, N.A.	$2,052,000

US Swingline Lender	US Swingline Commitment
Bank of America, N.A. (acting through its Canada branch)	$25,000,000

Canadian Swingline Lender	Canadian Swingline Commitment
Bank of America, N.A. (acting through its Canada branch)	$15,000,000

[4]	Related Affiliate of Merrill Lynch Capital Canada Inc.
Letter Amendment Regarding Commitment Increase (BofA-Gerdau)